                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                  For the fiscal year ended: December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______
                        Commission file number: 001-12925


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GENERAL INSTRUMENT CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware                                               36-4134221
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                101 Tournament Drive, Horsham, Pennsylvania 19044
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (215) 323-1000
              (Registrant's telephone number, including area code)

General Instrument
Corporation Savings Plan

Financial Statements as of December 31, 1997 and for the Period July 31, 1997 (inception of plan) through December 31, 1997,
Supplemental Schedules as of December 31, 1997 and for the Period July 31, 1997 through December 31, 1997, and
Independent Auditors' Report

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits as of
    December 31, 1997, with Supplemental Fund Information                   2

  Statement of Changes in Net Assets Available for Benefits
    for the Period July 31, 1997 (inception of Plan) through
    December 31, 1997, with Supplemental Fund Information                   3

  Notes to Financial Statements                                            4-9

  SUPPLEMENTAL SCHEDULES:

    Item 27(a) - Schedule of Assets Held for Investment Purposes
      as of December 31, 1997                                              10

    Item 27(d) - Schedule of Reportable Transactions for the Period
      July 31, 1997 (inception of Plan) through December 31, 1997          11


Note: Supplemental Schedules are included for filing with the Annual Return on Form 5500. Supplemental Schedules not included herein are omitted due to the absence of conditions under which they would be required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
General Instrument Corporation Savings Plan

We have audited the accompanying statement of net assets available for benefits of General Instrument Corporation Savings Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the period July 31, 1997 (inception of Plan) through December 31, 1997. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the period July 31, 1997 (inception of Plan) through December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund as of December 31, 1997, and for the period July 31, 1997 through December 31, 1997, is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and fund information are the responsibility of the Plan's Administrative Committee. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
_________________________
DELOITTE & TOUCHE LLP

Parsippany, New Jersey

June 12, 1998

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION AS OF DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                  GENERAL
                                 INSTRUMENT          GENERAL
                                 CORPORATION      SEMICONDUCTOR,
                                 (THE FORMER          INC.
                                  NEXTLEVEL     (THE DISTRIBUTING   COMMSCOPE      VANGUARD                      VANGUARD
                                SYSTEMS, INC.)       COMPANY)          INC.       RETIREMENT      VANGUARD/       INDEX
                                   COMMON            COMMON           COMMON        SAVINGS      WELLINGTON     TRUST - 500
                                  STOCK FUND        STOCK FUND      STOCK FUND       TRUST          FUND         PORTFOLIO
ASSETS:
  Investments, at fair value:
    Company common stock         $14,748,982       $        --     $        --    $        --    $        --    $        --
    Other Common Stock                    --         1,294,591       2,130,598             --             --             --
    Common/collective trust               --                --              --      3,459,683             --             --
    Shares of registered                  --                --              --
      investment company                  --                --              --             --     12,044,163     17,869,948
    Participant loans                     --                --              --             --             --             --
    Loans receivable                   8,468                --              --          4,775          8,077          9,478
  Contributions receivable:
      Employee                        78,090                --              --         32,492        113,969        192,841
      Employer                       263,429                --              --             --             --             --
                                 -----------       -----------     -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                   $15,098,969       $ 1,294,591     $ 2,130,598    $ 3,496,950    $12,166,209    $18,072,267
                                 ===========       ===========     ===========    ===========    ===========    ===========

                                 VANGUARD      VANGUARD                      VANGUARD       VANGUARD
                                  MONEY      FIXED INCOME     VANGUARD         U.S.       INTERNATIONAL
                                  MARKET      SECURITIES        STAR          GROWTH         GROWTH          LOAN
                                 RESERVES        FUND         PORTFOLIO     PORTFOLIO       PORTFOLIO        FUND          TOTAL
ASSETS:
  Investments, at fair value:
    Company common stock       $        --    $        --    $        --    $        --    $        --    $        --    $14,748,982
    Other Common Stock                  --             --             --             --             --             --      3,425,189
    Common/collective trust             --             --             --             --             --             --      3,459,683
    Shares of registered
      investment company         4,983,817      3,242,331      3,286,202      6,115,692      3,279,886             --     50,822,039
    Participant loans                   --             --             --             --             --      1,860,152      1,860,152
    Loans receivable                 4,106          1,746          1,949          3,900          3,143             --         45,642
  Contributions receivable:
      Employee                      33,721         30,460         53,864        113,307         60,119             --        708,863
      Employer                          --             --             --             --             --             --        263,429
                               -----------    -----------    -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                 $ 5,021,644    $ 3,274,537    $ 3,342,015    $ 6,232,899    $ 3,343,148    $ 1,860,152    $75,333,979
                               ===========    ===========    ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL FUND INFORMATION FOR THE PERIOD JULY 31, 1997 (INCEPTION OF PLAN) THROUGH DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                     GENERAL
                                    INSTRUMENT         GENERAL
                                    CORPORATION      SEMICONDUCTOR
                                   (THE FORMER           INC.
                                     NEXTLEVEL     (THE DISTRIBUTING   COMMSCOPE        VANGUARD                         VANGUARD
                                   SYSTEMS, INC.)      COMPANY)           INC.         RETIREMENT       VANGUARD/         INDEX
                                      COMMON            COMMON           COMMON          SAVINGS       WELLINGTON      TRUST - 500
                                     STOCK FUND        STOCK FUND      STOCK FUND        TRUST            FUND          PORTFOLIO
CONTRIBUTIONS:
  Employees                         $    567,822      $         --    $         --    $    252,178    $    869,188     $  1,458,893
  Employer                             1,768,818                --              --              --              --               --
                                    ------------      ------------    ------------    ------------    ------------     ------------
         Net contributions             2,336,640                --              --         252,178         869,188        1,458,893
                                    ------------      ------------    ------------    ------------    ------------     ------------
INVESTMENT INCOME:
  Interest and dividends                      --                --              --          85,379         872,267          260,840
  Net gain (loss) on investments      (1,012,797)         (588,398)       (586,433)             --        (527,828)         145,418
                                    ------------      ------------    ------------    ------------    ------------     ------------
                                      (1,012,797)         (588,398)       (586,433)         85,379         344,439          406,258
                                    ------------      ------------    ------------    ------------    ------------     ------------
         Total additions               1,323,843          (588,398)       (586,433)        337,557       1,213,627        1,865,151
                                    ------------      ------------    ------------    ------------    ------------     ------------
DISTRIBUTIONS                            517,966            36,497          52,195          71,017         423,199          739,378

ADMINISTRATIVE EXPENSES                    6,986               896           1,339           1,373           4,330            6,494
                                    ------------      ------------    ------------    ------------    ------------     ------------
         Total deductions                524,952            37,393          53,534          72,390         427,529          745,872
                                    ------------      ------------    ------------    ------------    ------------     ------------
TRANSFER FROM (TO) OTHER
  FUNDS                                  808,694          (659,847)       (838,890)        (37,261)        122,947          663,647
                                    ------------      ------------    ------------    ------------    ------------     ------------
NET INCREASE (DECREASE)                1,607,585        (1,285,638)     (1,478,857)        227,906         909,045        1,782,926

TRANSFER OF ASSETS FROM
   GENERAL SEMICONDUCTOR, INC.
   SAVINGS PLAN                       13,491,384         2,580,229       3,609,455       3,269,044      11,257,164       16,289,341
                                    ------------      ------------    ------------    ------------    ------------     ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD           $ 15,098,969      $  1,294,591    $  2,130,598    $  3,496,950    $ 12,166,209     $ 18,072,267
                                    ============      ============    ============    ============    ============     ============

                                      VANGUARD         VANGUARD                      VANGUARD        VANGUARD
                                       MONEY         FIXED INCOME     VANGUARD          U.S.       INTERNATIONAL
                                       MARKET         SECURITIES        STAR          GROWTH          GROWTH            LOAN
                                      RESERVES           FUND         PORTFOLIO      PORTFOLIO       PORTFOLIO          FUND
CONTRIBUTIONS:
  Employees                         $    463,865     $    255,490    $    465,179   $    893,779    $    468,363    $         --
  Employer                                    --               --              --             --              --              --
                                    ------------     ------------    ------------   ------------    ------------    ------------
         Net contributions               463,865          255,490         465,179        893,779         468,363              --
                                    ------------     ------------    ------------   ------------    ------------    ------------
INVESTMENT INCOME:
  Interest and dividends                 107,990           89,491         269,250        240,631         141,297          68,859
  Net gain (loss) on investments              --           18,502        (170,896)      (207,985)       (630,286)             --
                                    ------------     ------------    ------------   ------------    ------------    ------------
                                         107,990          107,993          98,354         32,646        (488,989)         68,859
                                    ------------     ------------    ------------   ------------    ------------    ------------
         Total additions                 571,855          363,483         563,533        926,425         (20,626)         68,859
                                    ------------     ------------    ------------   ------------    ------------    ------------
DISTRIBUTIONS                            117,999          111,034          56,171        205,098         104,066          82,412

ADMINISTRATIVE EXPENSES                    1,852            1,177           1,661          3,272           1,633              --
                                    ------------     ------------    ------------   ------------    ------------    ------------
         Total deductions                119,851          112,211          57,832        208,370         105,699          82,412
                                    ------------     ------------    ------------   ------------    ------------    ------------
TRANSFER FROM (TO) OTHER
  FUNDS                                 (173,390)          39,056         121,632         61,384         (22,386)        (85,586)
                                    ------------     ------------    ------------   ------------    ------------    ------------
NET INCREASE (DECREASE)                  278,614          290,328         627,333        779,439        (148,711)        (99,139)

TRANSFER OF ASSETS FROM
   GENERAL SEMICONDUCTOR, INC.
   SAVINGS PLAN                        4,743,030        2,984,209       2,714,682      5,453,460       3,491,859       1,959,291
                                    ------------     ------------    ------------   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD           $  5,021,644     $  3,274,537    $  3,342,015   $  6,232,899    $  3,343,148    $  1,860,152
                                    ============     ============    ============   ============    ============    ============

                                       TOTAL
CONTRIBUTIONS:
  Employees                         $  5,694,757
  Employer                             1,768,818
                                    ------------
         Net contributions             7,463,575
                                    ------------
INVESTMENT INCOME:
  Interest and dividends               2,136,004
  Net gain (loss) on investments      (3,560,703)
                                    ------------
                                      (1,424,699)
                                    ------------
         Total additions               6,038,876
                                    ------------
DISTRIBUTIONS                          2,517,032

ADMINISTRATIVE EXPENSES                   31,013
                                    ------------
         Total deductions              2,548,045
                                    ------------
TRANSFER FROM (TO) OTHER
  FUNDS                                       --
                                    ------------
NET INCREASE (DECREASE)                3,490,831

TRANSFER OF ASSETS FROM
   GENERAL SEMICONDUCTOR, INC.
   SAVINGS PLAN                       71,843,148
                                    ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF PERIOD           $ 75,333,979
                                    ============

See notes to financial statements.

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

    The following description of the General Instrument Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan Sponsor is General Instrument Corporation (the former NextLevel Systems, Inc.) (the "Company").

    a. GENERAL - The Company was formerly the Communications Business of the former General Instrument Corporation (the "Distributing Company"). In a transaction that was consummated on July 28, 1997, the Distributing Company (i) transferred all the assets and liabilities relating to the manufacture and sale of broadband communications products used in the cable television, satellite and telecommunications industries to the Company (then a wholly-owned subsidiary of the Distributing Company) and all the assets and liabilities relating to the manufacture and sale of the coaxial, fiber optic and other electrical cable used in the cable television, satellite and other industries to its wholly-owned subsidiary, CommScope, Inc. ("CommScope") and (ii) distributed all of its outstanding shares of capital stock of each of the Company and CommScope to its stockholders on a pro rata basis as a dividend. Approximately 147.3 million shares of the Company's Common Stock, based on a ratio of one for one, were distributed to the Distributing Company's stockholders of record on July 25, 1997 (the "Communications Distribution"). On July 28, 1997, approximately 49.1 million shares of CommScope Common Stock, based on a ratio of one for three, were distributed to the Company's stockholders of record on that date (the "CommScope Distribution" and, together with the Communications Distribution, the "Distributions"). On July 28, 1997, the Company and CommScope began operating as independent entities with publicly traded common stock, and the Distributing Company retained no ownership interest in either the Company or CommScope. Additionally, immediately following the Communications Distribution, the Distributing Company was renamed General Semiconductor, Inc. ("General Semiconductor") and effected a one for four reverse stock split.

        The General Instrument Corporation Savings Plan (the "Plan") was established on July 1, 1997. The Plan is a defined contribution plan which was established to encourage long-term savings by eligible employees of General Instrument Corporation through a systematic program of salary deductions. The Plan began its operation on July 31, 1997 when it received a transfer of assets from the General Semiconductor, Inc. Savings Plan (the former General Instrument Corporation Savings Plan). The assets transferred into the Plan on July 31, 1997 of $71,843,148 represented the fair value of the participant accounts of the employees of General Instrument Corporation on that date.

    b. CONTRIBUTIONS - Each eligible employee may elect to have compensation reduced by, and authorize the Company to contribute to the Plan on his or her behalf, a Matched Participant Contribution of 1% to 6% of compensation for each payroll period. Compensation represents the participant's base salary or wages, without reduction for his or her Matched or Unmatched Participant Contributions to the Plan and Internal Revenue Code Section 125 contributions for health care coverage, and excluding any other form of additional compensation such as overtime pay, commissions, bonuses or incentive compensation which are additions to the participant's yearly base salary. Each month, the Company contributes to the Plan, on behalf of the employee, a Matching Employer Contribution equal to 50% of the employee's Matched Participant Contribution. In addition, an employee who has elected a Matched Participant Contribution rate of 6% may elect to further reduce compensation, and authorize the Company to contribute to the Plan on his or her behalf, an Unmatched Participant Contribution of 1% to 4% of the employee's compensation for each payroll period. The combined annual contribution limitation for employee and employer contributions is the lesser of 25% of eligible compensation or $30,000.

     A participant may also contribute to the Plan a Rollover Amount or Trust to Trust Amount, provided the Administrative Committee of the Plan is satisfied that the amount to be rolled over to the Plan constitutes a Rollover Amount or Trust to Trust Amount under federal tax regulations. Such contributions are classified as "other" in the statements of changes in net assets available for benefits.

c. ELIGIBILITY - All persons employed by the Company (including officers and directors who are employees) as of July 1, 1997 or at any time thereafter without satisfying any minimum period of qualifying employment are eligible to participate in the Plan.

     Employees subject to collective bargaining agreements which do not provide for participation of such employees in the Plan are not eligible to participate in the Plan.

d. VESTING - A participant's interest in his or her Participant Contributions Account and any Rollover Account or Trust to Trust Account (including all earnings on contributions to such accounts) are immediately and fully vested at all times and not subject to forfeiture. Effective July 1, 1997, a participant's interest in his or her Employer Contributions Account (including all earnings on such account) will be 50% vested upon commencing employment, 75% vested upon completing one year of employment, and 100% vested upon completing two years of employment. Such years of employment need not be consecutive.

     Notwithstanding the foregoing, a participant becomes fully vested in his or her Employer Contributions Account upon the earlier of: (i) obtaining normal retirement age; (ii) total disability or (iii) termination of employment by way of death. A participant will also be fully vested in the event of a liquidation or dissolution of the Company, or upon termination of the Plan.

e. CONDITIONS OF DISTRIBUTION AND WITHDRAWAL - Distributions under the Plan may be made upon a participant's death, total disability, retirement or other termination of employment. A participant who has not reached age 65 upon termination of employment may defer payment of his or her distribution (unless such distribution would be $3,500 or less) until any time up to age 70 1/2.

     Prior to termination of employment, the participant may make withdrawals from his or her accounts in the following sequence:

     (i) All or a portion of the balance in the Rollover Account or Trust to Trust Account (subject to certain limitations), including investment income thereon.

     (ii) All or a portion of the vested Employer Contributions Account, including investment income thereon earned before January 1, 1991 (subject to certain limitations).

     (iii) When the Participant attains age 59 1/2, all or a portion of the vested Employer Contribution Account, the Matched Participant Contribution Account and the Unmatched Participant Contribution Account.

     In the case of hardship, the Participant may withdraw all or a portion of his or her vested Employer Contribution Account and his Matched Participant Contribution Account and Unmatched Participant Contribution Account, excluding investment income thereon. The Plan Administrator has sole discretion to approve the amount needed to be withdrawn from the Participant Contribution Account to alleviate the immediate hardship.

     Withdrawals prior to termination of employment are subject to the following conditions: (i) no more than one request for a withdrawal may be made during any six-month period, except in the case of a financial hardship withdrawal; (ii) a participant may not make a withdrawal until he or she has been a participant for six consecutive months; and (iii) the amount withdrawn shall not be less than $200 or the amount of the participant's vested accrued benefit.

     Effective January 1, 1987, the Tax Reform Act of 1986 imposed an additional 10% tax on the amount of any distribution from the Plan made to or in respect of a participant before the participant attains age 59 1/2 except:
     (i) any portion of the distribution which was rolled over to a qualified successor benefit plan; or (ii) if the distribution is on account of death, disability or retirement (after age 55).

     Upon withdrawal from the Plan or after termination of employment, the non-vested portion of a participant's account will be forfeited. The forfeiture may be used to reduce future employer contributions. Forfeited non-vested accounts totaled $24,595 for the period July 31, 1997 through December 31, 1997.

f. LOANS - A participant is eligible to receive loans under the Plan without a required period of prior participation in the Plan. A participant may not have more than one loan from the Plan outstanding at any one time.

     The amount of a loan may not exceed the following amount:

     (i) The lesser of 50% of the vested value of the participant's accounts or $50,000.

     (ii) Notwithstanding anything in (i) to the contrary, no loan shall be made in a principal amount of less than $1,000 and the principal amount must be in increments of $100.

     Interest is paid on the outstanding principal amount of each loan at a fixed per annum rate equal to the prime lending rate as published in the Wall Street Journal on the last business day of each month plus 1 1/2%. This rate applies during the full term of the loan and is not modified. Interest paid by a participant is credited to his or her applicable account.

     The term of the loan is fixed by the Administrative Committee at the time the loan is made and may not be extended. All loans are for a minimum term of one year and are in one year increments. Any loan which is to be used to acquire a dwelling unit which is to be used as the principal residence of the borrowing participant within a reasonable time (a "residence loan") must be repaid within the earlier of fifteen years or disposition of such principal residence. Any other loan will be treated as a "nonresidence loan" and must be repaid within a maximum of five years.

     Regardless of its original maturity, the outstanding principal amount of any loan and accrued interest thereon becomes immediately due and payable sixty days following the date a participant's employment with the Company terminates for any reason whatsoever.

     A loan, including interest thereon, is repaid by payroll deductions under a fixed schedule which provides for interest and amortization of principal in substantially level payments over the term of the loan. A participant may repay all, but not part, of any loan at any time without penalty by payment of the outstanding principal amount thereof, plus unpaid accrued interest to the date of repayment. As collateral for repayment of each loan made to a participant, such participant must pledge 50% of his or her vested accrued benefit and such additional collateral as the Plan administrator may require.

g. INVESTMENT FUNDS - State Street Bank and Trust Company ("State Street") is the trustee of the Plan. Vanguard Fiduciary Trust Company ("Vanguard") is the investment manager and recordkeeper of the Plan.

     A participant may elect to invest all Participant Contributions, Rollover Amounts or Trust to Trust amounts in one or any combination of the funds described below, in whole multiples of 5% of the aggregate amount of such contributions. A participant may elect to transfer once each day, all or any part of the aggregate value in his or her account or his or her interest in one or more investment fund or funds subject to rules restricting transfers related to the Vanguard Retirement Savings Trust.
     All Matching Employer Contributions and earnings thereon have been invested solely in the General Instrument Corporation (the former NextLevel Systems, Inc.) Common Stock Fund, which is also an investment option for participants. The descriptions of the investments have been obtained from the various fund prospectuses:

          General Instrument Corporation (the former NextLevel Systems, Inc.) Common Stock Fund - Consists of General Instrument Corporation common stock and temporary cash investments.

          General Semiconductor, Inc. (the Distributing Company) Common Stock Fund - Consists principally of General Semiconductor, Inc. common stock and temporary cash investments. This fund is not a current investment option for participants. The investment is held as the result of the spin-off transaction.

          CommScope, Inc. Common Stock Fund - Consists principally of CommScope, Inc. common stock and temporary cash investments. This fund is not a current investment option for participants. The investment is held as the result of the spin-off transaction.

          Vanguard Retirement Savings Trust (Common/Collective Trusts) - Consisting of one or more guaranteed investment contracts issued by insurance companies and banks.

          Vanguard/Wellington Fund (Registered Investment Company) - Consisting of a portfolio of approximately 65% in common stocks and 35% in fixed income securities (including corporate and government bonds and money market instruments).

          Vanguard Index Trust - 500 Portfolio (Registered Investment Company) - Consisting of a portfolio of the five-hundred stocks in the Standard & Poor's 500 Composite Stock Price Index, each individual stock being weighted relative to its total market value and parallel to its representation in the Index.

               Vanguard Money Market Reserves (Registered Investment Company) - Consisting of a portfolio of securities issued by the U.S. Treasury and agencies of the U.S. Government with maturities of one year or less.

               Vanguard Fixed Income Securities Fund (Registered Investment Company) - Consisting of a portfolio of fixed income securities guaranteed by the U.S. Government and approximately 80% of which is normally invested in Government National Mortgage Association ("GNMA") certificates; the balance being invested in temporary cash investments.

               Vanguard STAR Portfolio (Registered Investment Company) - Comprised of a portfolio investing 60-70% of its assets in seven Vanguard equity funds and approximately 30-40% in three Vanguard fixed income funds.

               Vanguard U.S. Growth Portfolio (Registered Investment Company) - Consisting of a portfolio investing primarily in common stock of United States corporations with above average growth potential.

               Vanguard International Growth Portfolio (Registered Investment Company) - Consisting of a portfolio of equity securities of corporations located outside the United States.

               Loan Fund - A separate loan fund has been established to account for loans made from each specified fund. As periodic principal and interest payments become due, they are reallocated to the specific funds from which the loan originated.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     b. INVESTMENTS - Investments are stated at fair or market values. The market values of General Instrument Corporation, General Semiconductor, Inc. and CommScope, Inc. common stock are based on the closing prices as quoted on the New York Stock Exchange. The investments in shares of the Vanguard funds are valued at the redemption prices established by Vanguard, based upon its determination of the market value of the underlying investments.

     c. ADMINISTRATIVE EXPENSES - The Plan provides that all expenses shall be paid by the Plan unless the Company, at its sole discretion, elects to pay such expenses without reimbursement. During the period July 31, 1997 through December 31, 1997, the Company elected to pay $35,977 of Plan expenses without reimbursement.

     d. OTHER - All security transactions are recorded on a trade date basis. Net gains and losses on the disposal of investments in each fund are computed using the average cost method based on the beginning market value as carried forward from the end of the prior plan year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

   e. BENEFITS PAYABLE - As prescribed by the American Institute of Certified Public Accountants' Audit and Accounting Guide, "Audits of Employee Benefit Plans," benefit payments are recognized as reductions of Plan assets upon disbursement. Benefits payable to terminated employees who had elected to withdraw from the Plan as of December 31, 1997 were $113,523.

3. INVESTMENTS

   Investments held by State Street and Vanguard at December 31, 1997 were as follows:

               Name of
              Issuer and                    Number of         Historical          Fair             Fair Value
            Title of Issues                   Units              Cost             Value              of Unit

General Instrument Corporation
 (the former NextLevel Systems,
 Inc.) Common Stock Fund                    1,565,709         $15,510,012         $14,748,982      $     9.42
General Semiconductor, Inc.
 (the Distributing Company)
 Common Stock Fund                            167,911           1,707,653           1,294,591            7.71
CommScope, Inc. Common
 Stock Fund                                   244,055           2,540,601           2,130,598            8.73

Vanguard:
 Retirement Savings Trust                   3,459,683           3,459,683           3,459,683            1.00
 Wellington Fund                              408,970          12,562,521          12,044,163           29.45
 Index Trust - 500 Portfolio                  198,401          17,742,196          17,869,948           90.07
 Money Market Reserves                      4,983,817           4,983,817           4,983,817            1.00
 Fixed Income Securities Fund                 310,866           3,224,102           3,242,331           10.43
 STAR Portfolio                               189,079           3,457,309           3,286,202           17.38
 U.S. Growth Portfolio                        213,090           6,311,137           6,115,692           28.70
 International Growth Portfolio               200,115           3,875,395           3,279,886           16.39

4. PLAN TERMINATION

   Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

5. TAX STATUS

   The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan has not yet received an IRS determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust is expected to be tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

                             SUPPLEMENTAL SCHEDULES

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

ITEM 27(a)-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                   DESCRIPTION
  NAME OF ISSUER                        OF                 NUMBER OF                              CURRENT
AND TITLE OF ISSUE                 INVESTMENT                UNITS                COST             VALUE
------------------                 -----------             ---------           ----------       -----------
*General Instrument Corporation    Common Stock and
 (the former NextLevel Systems,     Temporary Cash
 Inc.) Common Stock Fund            Investments            1,565,709           $15,510,012      $14,748,982
General Semiconductor, Inc.        Common Stock and
 (the Distributing Company)         Temporary Cash
 Common Stock Fund                  Investments              167,911             1,707,653        1,294,591
CommScope, Inc. Common             Common Stock and
 Stock Fund                         Temporary Cash
                                    Investments              244,055             2,540,601        2,130,598

Vanguard:
 Retirement Savings Trust          Common/Collective
                                    Trust                  3,459,683             3,459,683        3,459,683
 Wellington Fund                   Shares of Registered
                                    Investment Company       408,970            12,562,521       12,044,163
 Index Trust - 500 Portfolio       Shares of Registered
                                    Investment Company       198,401            17,742,196       17,869,948
 Money Market Reserves             Shares of Registered
                                    Investment Company     4,983,817             4,983,817        4,983,817
 Fixed Income Securities Fund      Shares of Registered
                                    Investment Company       310,866             3,224,102        3,242,331
 STAR Portfolio                    Shares of Registered
                                    Investment Company       189,079             3,457,309        3,286,202
 U.S. Growth Portfolio             Shares of Registered
                                    Investment Company       213,090             6,311,137        6,115,692
 International Growth              Shares of Registered
  Portfolio                         Investment Company       200,115             3,875,395        3,279,886


                                   DESCRIPTION
DESCRIPTION                        OF MATURITY
-----------                        -----------
Plan participant loans other       Through 12/31/01
 than mortgages, at various         7.5%-11.5%
 rates of interest                                                                1,860,152        1,860,152
                                                                                -----------      -----------
TOTAL ASSETS HELD
 FOR INVESTMENT
 PURPOSES                                                                       $77,234,578      $74,316,045
                                                                                ===========      ===========

*Party-in-interest

GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

ITEM 27(d)- SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE PERIOD JULY 31, 1997 (INCEPTION OF PLAN) THROUGH DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                    NUMBER          PURCHASE      NUMBER
                                      OF            PRICE OR        OF          SELLING         REALIZED
Investment                         PURCHASES      CONTRIBUTION    SALES          PRICE         GAIN (LOSS)
------------------                 ---------      ------------    -------     -----------      -----------
General Instrument Corporation
 (the former NextLevel
 Systems, Inc.) Common
 Stock Fund                           62           $3,642,372                  $       --       $      --
                                                    1,623,744       71          1,371,977        (251,767)
General Semiconductor, Inc.
 (the Distributing Company)
 Common Stock Fund                    --              872,576       70            697,240        (175,336)

CommScope, Inc. Common
 Stock Fund                           --            1,068,930       69            892,424        (176,506)

Vanguard:
 Retirement Savings Trust             50              493,965
                                                      303,326       46            303,326              --

 Wellington Fund                      59            1,955,761
                                                      650,404       54            640,937          (9,467)

 Index Trust - 500 Portfolio          96            3,046,766
                                                    1,593,911       72          1,579,441         (14,470)

 Money Market Reserves                93            1,017,104
                                                      767,316       61            767,316              --

 Fixed Income Securities              59              501,227
                                                      261,334       39            261,607             273

 STAR Portfolio                       42              868,060
                                                      125,433       34            125,448              15

 U.S. Growth Portfolio                55            1,336,899
                                                      479,222       44            466,683         (12,539)

 International Growth Portfolio       44              730,550
                                                      347,014       45            312,238         (34,776)

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                  General Instrument Corporation Savings Plan
                                  -------------------------------------------

Date June 24, 1998                /s/ Scott A. Crum
------------------                --------------------------------------------
                                  Scott A. Crum
                                  Member of the General Instrument Corporation
                                  Employee Benefits Administration Committee

                               INDEX TO EXHIBITS



Exhibit   Description
-------   -----------

23        Independent Auditors' Consent